

August 30, 2010

Timothy P. Walbert
Chairman, President and Chief Executive Officer
Horizon Pharma, Inc.
1033 Skokie Boulevard, Suite 355
Northbrook, Illinois 60062

> **Re: Horizon Pharma, Inc.**
> **Registration Statement on Form S-1**
> **Filed August 3, 2010**
> **File No. 333-168504**

Dear Mr. Walbert:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. Please consider the updating requirements of Rule 3-12 of Regulation S-X.

2. Comments on your confidential treatment request will be delivered under separate cover.

3. Please file all exhibits as soon as practicable. We may have further comments upon examination of these exhibits.

4. Please note that when you file a pre-effective amendment containing pricing-related information, we may have additional comments. As you are likely aware, you must file this amendment prior to circulating the prospectus.

5. Please note that when you file a pre-effective amendment that includes your price range, it must be bone fide. We interpret this to mean that your range may not exceed $2 if you price below $20 and 10% if you price above $20.

6. Please note that where we provide examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

7. Please provide us proofs of all graphic, visual or photographic information you will provide in the printed prospectus prior to its use, for example in a preliminary prospectus. Please note that we may have comments regarding this material.

8. Please revise your disclosure to attribute the below statements and other similar statements to the sources from which you obtained the information. If you are relying upon your own estimates or conclusions, please explain how you arrived at those estimates or conclusions and disclose any third-party sources upon which you relied.
    - Page 2: "Significant GI side effects…afflict up to approximately 25% of all chronic arthritis patients treated with NSAIDS…OA and RA patients are two to five times more likely than the general population to be hospitalized for NSAID-related GI complications…"
    - Page 3: "Approximately 50% of RA patients in the U.S. and Europe are prescribed combination therapy that includes corticosteroids, with prednisone being the most common."
    - Page 3: "In the U.S. alone, there were over 30 million prescriptions written for ibuprofen in 2009, and the high-dose prescriptions, 600 mg and 800 mg doses, accounted for approximately 90% of these prescriptions."

Cover page

9. Please indicate your applicable filer status by checking the appropriate box.

Prospectus Summary, page 1

Risk Factors

10. Please delete the statement "Additional risks and uncertainties that we are unaware of, or that we currently believe are not material, also may become important factors that affect us." It is not appropriate to warn investors about risks that are not described in your registration statement.

"If we are not successful in attracting and retaining highly qualified personnel…," page 16

11. Please disclose whether you carry key man insurance.

"Reimbursement may not be available…," page 17

12. We note your statement that "among policy makers and payors in the U.S. and elsewhere, there is significant interest in promoting changes in healthcare systems with the stated goals of containing healthcare costs, improving quality and/or expanding access." In addition to your disclosure about new laws and regulations in the United States, please identify and describe any known or probable health care reform initiatives in other material jurisdictions.

"HZT-501, LODOTRA or any other product candidate that we develop may cause undesirable side effects…," page 21

13. Please disclose the known side effects that could prevent FDA approval, require a label warning or reduce the number of potential users.

"Business interruptions could seriously harm our future revenue…," page 24

14. Your risk factor as currently written could apply to any issuer or offering. Please revise so that the subcaption and discussion address the company more specifically, as required by Item 503(c) of Regulation S-K.

"We have incurred significant operating losses since our inception…," page 26

15. Please include a standalone risk factor disclosing your going concern opinion and the impact the going concern opinion may have on your ability to raise additional funds when necessary.

"Our ability to utilize our net operating loss carryforwards…," page 29

16. Please expand your discussion to further specify the risks of the expected limitations on your ability to utilize net operating loss carryforwards. If possible, please quantify such potential annual limits and the effect on your net income tax. Similarly, expand the discussion in "Provision for Income Taxes" to quantify the potential limits on your ability to utilize net operating loss carryforwards.

"Changes in accounting rules or policies…," page 29

17. Please expand your discussion to explain why the generally applicable accounting principles applicable to Horizon Pharma AG are highly complex in comparison to other companies in your industry.

"If we are unable to obtain or protect intellectual property rights…," page 30

18. To the extent that you have experienced problems in the past or are aware of any claims regarding infringement of intellectual property rights, please revise to describe these problems or claims. Similarly, please expand your risk factor captioned, "Third-party

claims of intellectual property infringement…” to include disclosure of any potential claims regarding infringement of your licensed intellectual property.

“Obtaining and maintaining our patent protection depends on compliance with various procedural, document submission, fee payment and other requirements…,” page 32

19. Please describe the events of non-compliance that can result in abandonment or lapse of the patent or patent application.

Use of Proceeds, page 39

20. Please expand the discussion to clarify the stage of development you expect to achieve using the proceeds from this offering.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 57

21. Please revise your disclosure for consistent reference to your Switzerland subsidiary as either Horizon Pharma AG or Nitec.

Research and Development Expenses, page 59

22. Please expand your disclosure by referring to the Division of Corporation Finance “Current Issues and Rulemaking Projects Quarterly Update” under section VIII – Industry Specific Issues – Accounting and Disclosure by Companies Engaged in Research and Development Activities. You can find it at the following website address: http://www.sec.gov/divisions/corpfin/cfcrq032001.htm#secviii.

Please disclose the following information for each of your major research and development projects:

a. The costs incurred during each period presented and to date on the project;
b. The estimated costs of the efforts necessary to complete the project;
c. The anticipated completion dates;
d. The risks and uncertainties associated with completing development on schedule, and the consequences to operations, financial position and liquidity if the project is not completed timely; and finally
e. The period in which material net cash inflows from significant projects are expected to commence.

Regarding a., revise this discussion to include the external costs by project for each period presented to the extent available. Provide other quantitative or qualitative disclosure that indicates the amount of the company’s resources being used on the project.

Regarding b. and c., disclose the amount or range of estimated costs and timing to complete the phase in process and each future phase. To the extent that information is not estimable, disclose those facts and circumstances indicating the uncertainties that preclude you from making a reasonable estimate.

Critical Accounting Policies and Significant Judgments and Estimates,
Valuation of Stock-Based Compensation, Common Stock and Warrants
Common Stock Valuation, page 64

23. We have reviewed your disclosure with respect to the valuation of your common stock and have the following comments:

    a. Qualitatively and quantitatively discuss the significant factors, assumptions and methodologies used in the valuations at each assessment date, including how the business enterprise value was estimated and changed.

    b. Qualitatively and quantitatively discuss how each factor discussed on page 65 considered in the prior sale of company stock approach affected the value at each assessment date.

    c. With respect to the volatility assumption, clarify how you considered both historical and implied volatility in determining your estimate. Further, please discuss in qualitative and quantitative terms, the factors utilized in determining the "comparable publicly traded companies".

    d. Qualitatively and quantitatively elaborate on how the common stock fair value declined from $5.67 at December 31, 2008 to $2.19 at December 31, 2009. In this regard, we note that the convertible preferred stock was sold in December 2009 and January 2010 at $5.20 per share. Clarify whether the preferred shares in this offering were sold to new, unrelated investors.

    e. Qualitatively and quantitatively explain how each valuation considered the anticipated timing of a potential liquidity event, namely the probability of completing an initial public offering.

    f. Qualitatively and quantitatively illustrate how you determined the fair value of $3.42 for your common stock on February 3, 2010 was appropriate for accounting purposes.

    g. Please explain fully in your disclosure the difference between the $8 price of the preferred sold in April 2010 and the $5.45 fair value of the common stock at that date given the prospect for an initial public offering and the fact that the preferred stock would convert to common stock in the event of an initial public offering.

    h. Once you can reasonably estimate the IPO price, qualitatively and quantitatively discuss each significant factor contributing to the difference between each valuation and the estimated IPO price. See paragraph 182(b) of the AICPA Practice Aid. Also provide the disclosure required by paragraph 180 of the Practice Aid.

  i. Please update your schedule of stock options granted to the date of your response to these comments.

Pro Forma Financial Information, page 47

24. Disclose how you determined the 3,535,583 weighted average common shares outstanding used in the determination of pro forma net income per share for the three months ended March 31, 2010 and the year ended December 31, 2009. Disclose the exact number of shares issued in the acquisition to facilitate understanding of the pro forma number of shares outstanding rather than 2 million (rounded).

25. Tell us why you are not required to present shares issued to related parties for the Nitec acquisition separate from the recapitalization on page 122.

26. Disclose how you determined that Horizon was the acquirer and Nitec the acquiree.

Business, page 74

27. Please expand your disclosure to include a discussion of any research and development activities beyond your clinical trials, including, for example, the bioequivalence study conducted for HLZ-501.

HTZ-501

28. We note your statements on page 78 that "studies indicate that physicians do not commonly co-prescribe GI protective agents to high-risk patients" and "studies show sub-optimal patient compliance with concomitant prophylaxis therapy. In a study of 784 patients, 37% of patients were non-compliant, a rate increasing to 61% in patients treated with three or more drugs." Please identify the studies and physicians. If any of the studies were prepared on your behalf, this information should be disclosed and consents should be filed as exhibits.

Commercial Agreements, page 86

29. Please revise the description of the Mundipharma agreements to quantify all payments made to date, the aggregate potential milestone payments, the range of minimum sales targets.

30. Please revise the description of your agreements with Jagotec to disclose the royalty range or a reasonable range within which the royalty rate falls and quantify the minimum amounts you have committed to purchase from Jagotec.

31. Please expand your discussions of the sanofi-aventis technical transfer agreement and the Pharmaceutics International Master Services Agreement to clarify the services, or types

of services, you receive from each party. As currently written, it is difficult to distinguish between the services each party will perform.

32. Please quantify all amounts paid to date pursuant to the sanofi-aventis agreement and the aggregate potential milestone payments remaining.

Sales and Marketing, page 88

33. Please expand your disclosure regarding your plans to build a sales and marketing organization to disclose your expected timeline for growth of your U.S. sales force and whether you have identified any possible co-promotion or distribution partners for commercialization within and outside the U.S.

Intellectual Property, page 88

34. Please expand your disclosure to include the jurisdictions in which you have filed your patents relating to LODOTRA. Please also provide the jurisdiction and expected duration of the patent applications in-licensed from SkyePharma and your patent applications relating to HZT-501.

35. Please identify the patents relating to the 1 mg and 2 mg delayed release dosage forms of prednisone and to methods of treating RA with such dosage forms. Further, please provide the jurisdiction and expiration of the patents.

Manufacturing and Distribution, page 90

36. Please describe the material terms of your agreement with Catalent Pharma Solutions.

Executive and Director Compensation, 103

37. We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis for your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.

Compensation Discussion and Analysis
Setting Executive Compensation, page 103

38. We note your statement that discretionary bonuses have been determined based upon performance against key corporate objectives or milestones. You state further that during 2009, these key corporate objectives and milestones included the achievement of clinical development and regulatory milestones relating to HZT-501, a capital raising milestone in connection with the consummation of a bridge financing and the commencement of negotiations for your acquisition of Nitec Pharma AG. Please expand your disclosure to include:

- The specific performance objectives applicable to each category of corporate objectives and how each objective was weighted, if applicable.
- The threshold, target, and maximum levels of achievement of each performance measure, if applicable.
- The evaluation by the board or compensation committee of the level of achievement by each named executive officer of the corporate performance objectives applicable to each of them.
- The basis for the determination that Mr. Walbert and Mr. De Vaere achieved 80% and Dr. Sherman achieved 100% of the key performance objectives and milestones established for each of them.
- Any other factors that were considered by the Committee that modified the actual cash bonuses awarded

Long-term Incentive Program, page 105

39. Please expand your disclosure to include a discussion of the board's determination not to grant any equity awards for 2009 besides the award granted in connection with the hiring of Dr. Sherman.

Transactions with Related Persons, page 120

40. Please revise your disclosure to include a discussion of the consulting agreement entered into with two stockholders as disclosed in Note 12 to the Consolidated Financial Statements. Your disclosure should identify the two stockholders. Additionally, please file a copy of each agreement in accordance with Item 601(b)(10)(ii)(B) of Regulation S-K. Alternatively, tell us the basis for your belief that the requested disclosure is not required and the agreements are not required to be filed.

Index to Consolidated Financial Statements
Consolidated Balance Sheets, page F-3

41. Provide us your basis for retroactively reflecting the recapitalization for computing loss per share but not reflecting the recapitalization retroactively in the statement of shareholders' equity when common shares were converted into preferred shares. Disclose how the number of shares used in computing loss per share was determined.

2. Notes to Consolidated Financial Statements
Pro Forma Net Loss Per Share, page F-12

42. Please clarify for us and in your disclosure why you are including the capital contribution in your net loss attributable to common shareholders calculation and how you determined the value.

8. Convertible Preferred Stock Warrant Liabilities, page F-20

43. Please tell us and disclose whether the exercise price of the warrants that remain outstanding in conjunction with the transactions discussed in this footnote are subject to adjustment. If so, please explain to us why you it was appropriate to reclassify these warrants to equity under FASB ASC 815-40-15.

9. Convertible Preferred Stock
Conversion Rights, page F-24

44. Please clarify for us and in your disclosure the nature of the anti dilution adjustments. Also include a detailed discussion of any accounting implications that such adjustments would involve.

14. Subsequent Events, page F-32

45. With respect to the intangible assets acquired in conjunction with the acquisition of Nitec Pharma AG, please disclose the significant appraisal assumptions used to value the developed technology and LODOTRA, such as:
   - the period in which material net cash inflows from significant projects are expected to commence;
   - material anticipated changes from historical pricing, margins and expense levels; and
   - the risk adjusted discount rate applied to the project's cash flows.

46. Please tell us and disclose how you intend to account for the warrants issued to the owners of Nitec Pharma. Further, please clarify for us and in your disclosure how the warrants were valued. Cite the accounting literature used in your treatment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Tabatha Akins at (202) 551-3658 or Lisa Vanjoske at (202) 551-3614 if you have questions regarding comments on the financial statements and related matters. Please contact Karen Ubell at (202) 551-3873, Suzanne Hayes at (202) 551-3675 or me at (202) 551-3715 with any other questions.

Sincerely,

Jeffrey Riedler
Assistant Director